May 9, 2017
To whom it may concern:

Company Name:	MINEBEA MITSUMI Inc.
Representative:	Yoshihisa Kainuma
Representative Director,
President and Chief Executive Officer
(Code No. 6479, TSE Div. No.1)
Contact:	Naoyuki Kimura
General Manager
Personnel Department
Phone:	+81-(0)3-6758-6712

Notice of Representative Director Change

MINEBEA MITSUMI Inc. hereby announces the following Representative Director change decided at the Board of Directors Meeting held today.

1.	Reason for change
Associated with the Business Integration held between Minebea Co., Ltd. and Mitsumi Electric Co., Ltd.

2.	Changing Representative Director
New official position	Present official position	Name
Representative Director, Vice Chairman	Adviser	Shigeru Moribe

3.	Biography of Representative Director
Name:	Shigeru Moribe
Date of Birth:	October 27, 1956
Brief history:	March 1980	Joined Mitsumi Electric Co., Ltd.
	May 1990	General Manager of Engineering Headquarters
	April 1991	Director, Singapore Branch Manager
	April 1994	Managing Director
	October 1999	Senior Managing Director, Officer in charge of Sales Headquarters
	April 2002	President and Representative Director
	January 2017	Adviser of MINEBEA MITSUMI Inc. (present)
	April 2017	Director, Chairman of the Board of Directors of Mitsumi Electric Co., Ltd. (present)

Number of shares held  188,387

4.	Date of Appearance Jun 29,2017

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